 Filed Pursuant to Rule 253(g)(2)
File No. 024-11274

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

SUPPLEMENT NO. 3 DATED JUNE 15, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 28, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 29, 2020 as supplemented by Supplement No. 1 dated March 4, 2021 and filed by us with the Commission on March 5, 2021 and Supplement No. 2 dated April 1, 2021 and filed by us with the Commission on April 1, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) that on June 7, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of the Company completed an assignment and assumption of interests (the “Assignment”) whereby Messrs. Gary Bechtel, Joseph Elias, Kevin Kennedy, Raymond T. Davis and Jason Anderson (each, a “Member” and collectively, the “Members”) became the owners of all of the equity interests in the Company’s manager, Red Oak Capital Participation Fund GP, LLC (the “Manager”); and (ii) that Manager and Red Oak Capital Holdings, LLC (“ROCH”), an affiliate of the Manager, entered into a Management and Advisory Agreement whereby ROCH has agreed to act as asset manager of the Company.

Assignment and Assumption

On June 9, 2021, ROCG completed the Assignment with the Members.  Prior to the Assignment, ROCG was the sole manager of the Manager. In connection with the Assignment, the Members amended and restated the operating agreement of the Manager to create a board of managers comprised of the Members of the Manager (the “Board”). The Members have the exclusive right to elect and remove the members of the Board by unanimous vote.  As a result of the Assignment, ROCG no longer has sole control of the Company via its control of the Manager.  However, all of the executive officers remain the same and the members of the Board are the same as the members of the ROCG board of managers with the addition of Mr. Davis. As a result of the change of control of the Manager, the Manager should now be considered the sponsor of our ongoing offering under Regulation A.

The Security Ownership of Beneficial Owners (10% or more) table in the Offering Circular is hereby replaced in its entirety with the following as a result of the Assignment:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Joseph Elias*	N/A	27.65%

LLC Interests	Kevin Kennedy*	N/A	27.65%

LLC Interests	Gary Bechtel*	N/A	19.16%

LLC Interests	Raymond Davis*	N/A	12.77%

LLC Interests	Jason Anderson*	N/A	12.77%

LLC Interests	All Executives and Managers*	N/A	100.00%
* 625 Kenmoor Avenue SE, Suite 211, Grand Rapids, Michigan 49546

Management and Advisory Agreement

The Manager and ROCH have entered into a Management and Advisory Agreement, effective as of January 1, 2021, whereby ROCH has agreed to act as asset manager of the Company in exchange for a portion of the fees collected by the Manager from the Company. As asset manager, ROCH shall furnish (i) general management and administrative services to the Manager, (ii) advice services to the Manager with respect to the making of participation loans behalf of the Company, (iii) management and disposition services with respect to the assets of all companies managed by the Manager, including the Company, (iv) all personnel, facilities and equipment necessary for the operation and administration of the Manager’s managed companies, including the Company; and (v) all other services incident to the foregoing and necessary or appropriate for management, operation and administration of the Manager’s managed companies, including the Company.